Exhibit (a)(1)(xix)

[Form of email circulating Frequently Asked Questions (FAQs) #3]

To:  [eligible employees]

From:  stockoptions.com

Subject:  Stock Option Exchange—Additional Frequently Asked Questions (FAQs)

Since the opening of the stock option exchange offer on July 6, 2005, employees have been submitting questions to stockoptions@ptc.com. Those questions and our responses can be viewed by going to the 2005 Stock Option Exchange Offer section of the Stock Information Center page on the PTConnector and clicking on the links to the Frequently Asked Questions (FAQs).

As a reminder, due to U.S. Securities and Exchange Commission regulations, we will not provide individual answers to questions.